UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Compton Petroleum Finance Corporation

(Issuer)

Compton Petroleum Corporation

(Parent Guarantor)

Compton Petroleum

Compton Petroleum Holdings Corporation

Hornet Energy Ltd.

(Subsidiary Guarantors)

(Names of Applicants)

Suite 500, Bankers Court

850 – 2nd Street S.W.

Calgary, Alberta

Canada T2P 0R8

(403) 237-9400

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
10% Senior Notes due September —, 2017	Up to an aggregate principal amount of $238.5 million (1)

Approximate date of proposed issuance:

On the consummation date of the Recapitalization referred to herein,

which the Applicants expect will occur on or after October 18, 2010

Name and address of agent for service:

CT Corporation

111 Eighth Avenue

New York, New York 10001

(212) 894-8940

With a copy to:

Andrew J. Foley, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Tel: (212) 373-3078

Fax: (212) 492-0078

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (2) such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

(1)

The actual aggregate principal amount of 10% Senior Notes due 2017 to be issued under an indenture, among Compton Petroleum Corporation, as Parent Guarantor, Compton Petroleum Finance Corporation, as Issuer, each of the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as trustee (the “Indenture”), may be less and depends upon the amount of 10% Senior Notes due September —, 2017 and other consideration the Noteholders (as defined herein) elect to receive in exchange for the 7 5/8% Senior Notes due 2013 that are exchanged in the Recapitalization described in Item 2. Additional notes may be issued under the Indenture from time to time after completion of the Recapitalization.

GENERAL

ITEM 1.	GENERAL INFORMATION.

(a)	Compton Petroleum Finance Corporation (the “Issuer”) is a corporation and a wholly-owned subsidiary of Compton Petroleum Corporation and has no independent operations;

Compton Petroleum Corporation (“Compton” or the “Parent Guarantor”) is a corporation and the direct or indirect parent company of all of the Applicants (as defined below);

Compton Petroleum Holdings Corporation (“Holdings”) is a corporation and a wholly-owned subsidiary of the Parent Guarantor and has no independent operations;

Hornet Energy Ltd. (“Hornet”) is a corporation and a wholly-owned subsidiary of the Issuer;

Compton Petroleum (Partnership) (the “Partnership” and together with Holdings and Hornet, the “Subsidiary Guarantors”) is a general partnership of which the Parent Guarantor and Hornet are the general partners; and

the Issuer, the Parent Guarantor and the Subsidiary Guarantors are collectively referred to herein as the “Applicants.”

(b)	Each of the Applicants is organized under the laws of the Province of Alberta, Canada.

ITEM 2.	SECURITIES ACT EXEMPTION APPLICABLE.

As described in the notice of meeting, the circular and the form of proxy, dated July 23, 2010, and the amended interim order, dated July 20, 2010 (collectively, the “Meeting Materials”) (see Exhibit T3E.1), the amended and restated arrangement agreement between the Parent Guarantor and the Issuer, dated September 7, 2010 (see Exhibit T3E.2) and the press releases issued by Compton, dated September 14, 2010 and September 17, 2010 (see Exhibits T3E.3 and T3E.4, respectively), the Applicants intend to effect a recapitalization (the “Recapitalization”) pursuant to which each holder (a “Noteholder”) of the outstanding U.S.$450.0 million 7 5/8% senior notes due 2013 (“Senior Notes”) of the Issuer would have the right to elect to receive a combination of:

•	U.S.$238.5 million of 10% senior notes due September —, 2017 (the “New Notes”), subject to a further note exchange as described below; and

•	U.S.$184.5 million of cash (the “Cash Alternative”).

For each U.S.$1,000 of a Noteholder’s claim for principal (excluding accrued and unpaid interest) in respect of the Senior Notes held by such Noteholder:

•	Noteholders who chose the New Note option will receive approximately U.S.$940 consisting of U.S.$940 of New Notes, subject to proration based upon a maximum aggregate amount of U.S.$238.5 million; and

•

Noteholders who chose the Cash Alternative will receive U.S.$940 consisting of U.S.$537.73 of cash, subject to proration based upon a maximum aggregate of U.S.$184.5 million, and U.S.$402.27 of New Notes.

As a condition to the Recapitalization, Compton will concurrently issue to a committee of noteholders (the “Committee Noteholders”), pursuant to support agreements, U.S.$45.0 million of 10% senior mandatory convertible notes due
September —, 2011 (the “Mandatory Convertible Notes”) in exchange for U.S.$45.0 million of New Notes and will pay the Committee Noteholders a placement fee of U.S.$3.7 million in connection with such exchange. This exchange will reduce the principal amount of New Notes to U.S.$193.5 million.

The New Notes will be issued pursuant to the Indenture. The Mandatory Convertible Notes will be issued under a separate indenture among Compton Petroleum Corporation, as Parent Guarantor, Compton Petroleum Finance Corporation, as Issuer, each of the Subsidiary Guarantors named therein, and The Bank of Nova Scotia Trust Company of New York, as trustee (the “Trustee”). A separate amendment to the application for qualification on Form T-3 for such indenture is being made concurrently with the SEC.

The Recapitalization will be implemented by way of a Plan of Arrangement pursuant to section 192 of the Canada Business Corporations Act (the “Arrangement”).

The New Notes will be issued by the Company to the Noteholders in reliance on the exemption from registration provided in Section 3(a)(10) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), which provides, in relevant part:

“. . . any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests . . . where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court . . .”

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange. As described in the Meeting Materials (see Exhibit T3E) each of these elements will be satisfied in connection with the issuance of the New Securities in the Recapitalization.

(a) Exchange of Securities: Further to the Arrangement and the Recapitalization, the New Notes will be issued in exchange for the Senior Notes.

(b) Fairness Hearing: A meeting of the Noteholders was held on September 14, 2010 for the purpose of voting on the Arrangement. The Arrangement was approved by the Noteholders at such meeting, and the Parent Guarantor and the Issuer applied, by way of a notice of petition (the “Notice of Petition”) for a hearing to be held in the Court of Queen’s Bench of the Province of Alberta (the “Court”) for the purpose of obtaining a final order of the Court approving the Arrangement (the “Fairness Hearing”). Notice of the date and time of the Fairness Hearing was provided to all Noteholders in the Meeting Materials. At the Fairness Hearing, the Court considered, among other things, the fairness and reasonableness of the Arrangement, including the issuance of the New Notes in exchange for the Senior Notes. Any Noteholder or other interested party who wished to participate, or to be represented, or to present evidence or argument, was permitted to do so, subject to filing with the Court and serving upon the solicitors of the Issuer a notice of appearance and satisfying any other requirements of the Court as provided in the interim order or otherwise.

(c) Court Approval: The Arrangement was subject to the approval of the Court. The Court, on September 17, 2010, ruled on the fairness of the Arrangement to the Noteholders and issued a final order for the approval of the Arrangement (see Exhibit T3D). The Court was advised that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

ITEM 3.	AFFILIATES.

For purposes of this amendment only, each of the Applicant’s directors and executive officers may be deemed to be “affiliates” of the Applicants. See Item 4 “Directors and Executive Officers” for a list of the directors and executive officers of each Applicant, which list is incorporated herein by reference.

The following is a list of affiliates of the Applicants as of the date of this amendment.

Name of Affiliate	Jurisdiction of Incorporation	Owners and Percentage
Compton Petroleum Finance Corporation	Alberta, CAN	Compton Petroleum Corporation – 100%
Compton Petroleum Corporation	Alberta, CAN	Publicly traded and held by various shareholders (See Item 5)
Compton Petroleum Holdings Corporation	Alberta, CAN	Compton Petroleum Corporation – 100%
WIN Energy (Montana) Inc.	Montana, USA	Compton Petroleum Corporation – 100%
Hornet Energy Ltd.	Alberta, CAN	Compton Petroleum Finance Corporation –100%
Compton Petroleum (Partnership)	Alberta, CAN	Compton Petroleum Corporation – 96% Hornet Energy Ltd. – 4%

MANAGEMENT AND CONTROL

ITEM 4.	DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Applicants. The mailing address for each executive officer and director listed below is c/o Compton Petroleum Corporation, Attention: Corporate Secretary, Suite 500, Bankers Court, 850 – 2nd Street S.W., Calgary, Alberta, Canada T2P 0R8.

Compton Petroleum Finance Corporation

Name	Position
Tim S. Granger	President and Chief Executive Officer, Director
C.W. Leigh Cassidy	Vice President, Finance and Chief Financial Officer, Director
Shannon L. Ouellette	Vice President, Operations and Development, Director
Leland Corbett	Corporate Secretary

Compton Petroleum Corporation

Name	Position
Tim S. Granger	President and Chief Executive Officer, Director
C.W. Leigh Cassidy	Vice President, Finance and Chief Financial Officer
David B. Horn	Vice President, Business Development and Land
Marc R. Junghans	Vice President, Exploration
Shannon L. Ouellette	Vice President, Operations and Development
Mel F. Belich	Chairman of the Board of Directors
J. Stephens Allan	Director, Chairman of the Audit Finance and Risk Committee
David Fitzpatrick	Director
R. Bradley Hurtubise	Director
Irvine J. Koop	Director, Chairman of the Corporate Governance, Human Resources and Compensation Committee
Warren M. Shimmerlik	Director
Jeffrey T. Smith	Director, Chairman of the Reserves, Operations and Environmental, Health and Safety Committee
Leland Corbett	Corporate Secretary

Compton Petroleum Holdings Corporation

Name	Position
Tim S. Granger	President and Chief Executive Officer, Director
C.W. Leigh Cassidy	Vice President, Finance and Chief Financial Officer, Director
Shannon L. Ouellette	Vice President, Operations and Development, Director
Leland Corbett	Corporate Secretary

Hornet Energy Ltd.

Name	Position
Tim S. Granger	President and Chief Executive Officer, Director
C.W. Leigh Cassidy	Vice President, Finance and Chief Financial Officer, Director
Shannon L. Ouellette	Vice President, Operations and Development, Director
David B. Horn	Vice President, Business Development
Leland Corbett	Corporate Secretary

Compton Petroleum (Partnership) (1)

Name	Position
N/A	N/A

(1)	Compton Petroleum (Partnership) is a general partnership of which Compton Petroleum Corporation and Hornet Energy Ltd. are the general partners. See Item 3.

ITEM 5.	PRINCIPAL OWNERS OF VOTING SECURITIES.

The following sets forth information as to each person owning 10% or more of the voting securities of Compton Petroleum Finance Corporation as of September 28, 2010:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
Compton Petroleum Corporation (Suite 550, Bankers Court, 850 – 2nd Street S.W., Calgary, Alberta, Canada T2P 0R8)	Common Shares	100%	100%	100%

Compton Petroleum Corporation

To the best knowledge of Compton Petroleum Corporation, the following sets forth each person owning 10% or more of the voting securities of Compton Petroleum Corporation as of September 28, 2010:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
Centennial Energy Partners, L.P.	Common Shares	32,222,994	12.23%	12.23%

Compton Petroleum Holdings Corporation

The following sets forth information as to each person owning 10% or more of the voting securities of Compton Petroleum Holdings Corporation as of September 28, 2010:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
Compton Petroleum Corporation (Suite 550, Bankers Court, 850 – 2nd Street S.W., Calgary, Alberta, Canada T2P 0R8)	Common Shares	100%	100%	100%

Hornet Energy Ltd.

The following sets forth information as to each person owning 10% or more of the voting securities of Hornet Energy Ltd. as of September 28, 2010:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
Compton Petroleum Finance Corporation (Suite 550, Bankers Court, 850 – 2nd Street S.W., Calgary, Alberta, Canada T2P 0R8)	Common Shares	100%	100%	100%

Compton Petroleum (Partnership)

The following sets forth information as to each person owning 10% or more of the voting interests of Compton Petroleum as of September 28, 2010:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
Compton Petroleum Corporation (Suite 550, Bankers Court, 850 – 2nd Street S.W., Calgary, Alberta, Canada T2P 0R8)	Partnership Interest	96%	96%	96%

ITEM 6.	UNDERWRITERS.

(a) The following sets forth information as to each person who, within three years prior to the date of this amendment, has acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this amendment.

Name and Complete Mailing Address	Title of Securities and Issuer of Securities

Canaccord Capital Corporation (Brookfield Place 3000, 161 Bay Street PO Box 516 Toronto, ON M5J 2S1)	Common Shares, no par value and Warrants(1) – Compton Petroleum Corporation

BMO Nesbitt Burns Inc. (1 First Canadian Place 100 King St W 4th Floor, PO Box 150 Toronto, ON M5X 1H3)	Same as above

First Energy Capital Corp. (1100, 311 - 6 Avenue SW Calgary, AB T2P 3H2)	Same as above

Scotia Capital Inc. (66th Floor, Scotia Plaza PO Box 4085, Station “A” 40 King Street West Toronto, ON M5W 2X6)	Same as above

(1)

138,000,000 Common Shares, no par value, and 138,000,000 Common Share purchase warrants were issued together as units on October 5, 2009. Each Warrant entitles the holder to acquire one additional Common Share at a price of Cdn$1.55 at any time prior to October 5, 2011.

Name and Complete Mailing Address	Title of Securities and Issuer of Securities

TD Securities Inc. (Home Oil Tower 800, 324 - 8 Avenue SW Calgary, AB T2P 2Z2)	Same as above

Salman Partners Inc. (17th Floor, 1095 West Pender Street Vancouver, BC V6E 2M6)	Same as above

(b) No person is acting as an underwriter for the exchange of the New Notes proposed to be issued under the Indenture.

ITEM 7.	CAPITALIZATION.

Compton Petroleum Finance Corporation

(a) Set forth below is certain information as to each authorized class of securities of Compton Petroleum Finance Corporation as of September 28, 2010.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Common Shares	Unlimited	139

Senior Notes (1)	U.S. $450,000,000 aggregate principal amount	U.S. $450,000,000 aggregate principal amount

(1)

Additional notes may be issued pursuant to the terms of the indenture governing the Senior Notes. In connection with the Arrangement and the Recapitalization, it is expected that all Senior Notes outstanding will be exchanged (See Item 2).

(b) (i) each Common Share is entitled to one vote per share on any matter presented to the holders of the Common Shares; and (ii) the Senior Notes are not voting securities. The New Notes to be issued in exchange for the Senior Notes will also not be voting securities.

Compton Petroleum Corporation

(a) Set forth below is certain information as to each authorized class of securities of Compton Petroleum Corporation as of September 28, 2010.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Class 1 Preferred Shares, no par value	Unlimited	None
Common Shares, no par value(1)	Unlimited	263,579,701
Warrants(1)	Unlimited	138,000,000

(1)

138,000,000 Common Shares, no par value, and 138,000,000 Common Share purchase warrants were issued together as units on October 5, 2009. Each Warrant entitles the holder to acquire one additional Common Share at a price of Cdn$1.55 at any time prior to October 5, 2011.

(b) (i) Class 1 Preferred Shares are not voting securities; (ii) Common Shares have attached to them the following voting rights: except for meetings at which only holders of another specified class or series of shares of the Parent Guarantor are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend, and to vote at all meetings of the shareholders of the Parent Guarantor and (iii) holders of Warrants do not have voting rights or any other rights of stockholders.

Compton Petroleum Holdings Corporation

(a) Set forth below is certain information as to each authorized class of securities of Compton Petroleum Holdings Corporation as of September 28, 2010.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Common Shares	Unlimited	100

(b) Each Common Share is entitled to one vote per share on any matter presented to the holders of the Common Shares.

Hornet Energy Ltd.

(a) Set forth below is certain information as to each authorized class of securities of Hornet Energy Ltd. as of September 28, 2010.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Common Shares	Unlimited	14,549,685

(b) Each Common Share is entitled to one vote per share on any matter presented to the holders of the Common Shares.

Compton Petroleum (Partnership)

(a) Set forth below is certain information as to each authorized class of securities of Compton Petroleum as of September 28, 2010.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
None.	None	None

(b) The Partnership has not issued any securities. The general partners hold partnership interests and vote pursuant to the partnership agreement. See Exhibit T3B.5.

INDENTURE SECURITIES

ITEM 8.	ANALYSIS OF INDENTURE PROVISIONS.

The New Notes will be issued under the Indenture to be entered into between the Applicants and the Trustee. The following is a general description of certain provisions of the Indenture. This description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto and incorporated herein by reference. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default; Withholding of Notice

Each of the following is an “Event of Default” under the Indenture:

(a)	default for 30 days in the payment when due of interest on the New Notes;

(b)	default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the New Notes;

(c)	(1) there shall be a default in the performance, or breach, of any covenant or agreement of Compton and its Restricted Subsidiaries under the Indenture (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (a), (b), (d), (e), (f) or (g) or in clause (2) or (3) of this clause (c) and other than a default in the performance or breach of the provisions described in the covenants relating to the Mandatory Redemption of Committee Noteholders’ Notes) and such default or breach shall continue for a period of 60 days after written notice has been given, by certified mail, (x) to the Issuer by the Trustee or (y) to the Issuer and the Trustee by the Registered Noteholders of at least 25% in aggregate principal amount of the outstanding New Notes,

(2) there shall be a default in the performance or breach of the provisions described in the covenants relating to Amalgamation, Merger, Consolidation or Sale of Assets,

(3) the Issuer shall have failed to make or consummate an Asset Sale Offer in accordance with the covenant to make or consummate such offer, or

(4) the Issuer shall have failed to make or consummate a Change of Control Offer in accordance with the provisions of the covenant to make or consummate such offer;

(d)	default under any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Compton or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Compton or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(i)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the applicable grace or cure period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(ii)	results in the acceleration of such Indebtedness prior to its express maturity;

and, in each case, the outstanding principal amount of any such Indebtedness, together with the outstanding principal amount of any other such Indebtedness under which there has been a Payment Default which remains outstanding or the maturity of which has been so accelerated, aggregates U.S.$20.0 million or more, provided that if any such default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace or cure period or the occurrence of such acceleration, as the case may be, such Event of Default under the Indenture and any consequential acceleration of the New Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(e)	failure by Compton or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of U.S.$20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(f)	except as permitted by the Indenture, (a) any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect (each such event being a “Deficiency”) or (b) Compton or any Significant Subsidiary, or any Person acting on behalf of Compton or any Significant Subsidiary, shall deny or disaffirm its obligations under its Guarantee; provided that, for purposes of clause (a), to the extent the Guarantee is of a Subsidiary Guarantor that, together with all other Subsidiary Guarantors whose Guarantees have been held unenforceable or invalid or have ceased for any reason to be in full force and effect, would not in aggregate constitute a Significant Subsidiary, such Deficiency shall not be an Event of Default unless the Deficiency continues for a period of 30 days; and

(g)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against Compton, the Issuer or any of Compton’s Significant Subsidiaries (or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary of Compton) in an involuntary case;

(ii) appoints a custodian of Compton, the Issuer or any of Compton’s Significant Subsidiaries (or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary of Compton) or for all or substantially all of the property of Compton, the Issuer or any of Compton’s Significant Subsidiaries (or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary of Compton); or

(iii) orders the liquidation of Compton, the Issuer or any of Compton’s Significant Subsidiaries (or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary of Compton);

and the order or decree remains unstayed and in effect for 60 consecutive days.

Except in the case of a Default or Event of Default in payment of principal of, premium or interest on any New Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

(b) Authentication and Delivery of the New Notes; Use of Proceeds

One Officer must sign the New Notes for the Issuer by manual or facsimile signature. If an Officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the New Note will nevertheless be valid. A New Note will not be valid until authenticated by the manual signature of an authorized signatory of the Trustee. The signature will be conclusive evidence that the New Note has been authenticated under the Indenture.

The Trustee shall initially authenticate Initial Notes in Global Note form for original issue on the Issue Date and in Definitive Note form to each of the Committee Noteholders in the respective amounts as set forth in the Indenture for original issue on the Issue Date in an aggregate principal amount of U.S.$—, upon a written order of the Issuer signed by an Officer (an “Authentication Order”). After the Issue Date, the Issuer may issue, from time to time, and the Trustee shall authenticate upon receipt of an Authentication Order, Additional Notes for original issue, the aggregate principal amount of any particular issue of Additional Notes to be such aggregate principal amount as is specified in such order. Each such Authentication Order shall specify the principal amount of New Notes to be authenticated and the date on which such Notes are to be authenticated.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders, the Issuer or an Affiliate of the Issuer.

There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Senior Notes.

(c) Release and Substitution of Property Subject to Lien of the Indenture

None. The New Notes will be unsecured.

(d) Satisfaction and Discharge of the Indenture

The Indenture will be discharged and will cease to be of further effect as to all New Notes, when:

(a)	either:

(i) all New Notes that have been authenticated (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Issuer) have been delivered to the Trustee for cancellation; or

(ii) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. Dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)	no Default or Event of Default has occurred and is continuing on the date of such deposit or will occur as a result of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(c)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(d)	the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the New Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e) Evidence of Compliance with Conditions and Covenants of the Indenture

The Issuer and each Guarantor is required to deliver to the Trustee, on or before a date not more than 90 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default or Event of Default has occurred and is continuing.

So long as any of the New Notes are outstanding, Compton or the Issuer, as applicable, will deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action Compton or the Issuer, as applicable, is taking or proposes to take with respect thereto.

Upon request to the Trustee to take any action under any provision of the Indenture, Compton or the Issuer will generally furnish to the Trustee an Officer’s Certificate stating that all conditions precedent, if any, provided for in the Indenture and relating to such action have been complied with, and an Opinion of Counsel stating that, in the opinion of such counsel to Compton or the Issuer, all such conditions precedent have been complied with.

ITEM 9.	OTHER OBLIGORS.

The Issuer’s obligations with respect to the New Notes will be guaranteed by the Parent Guarantor and the Subsidiary Guarantors, each of which is an Applicant under this amendment to the application for qualification. The mailing address of the Parent Guarantor and the Subsidiary Guarantors is Suite 500, Bankers Court, 850 – 2nd Street S.W., Calgary, Alberta, Canada T2P 0R8.

CONTENTS OF AMENDMENT TO APPLICATION FOR QUALIFICATION

This amendment to the application for qualification comprises:

(a) Pages numbered 1 to 14, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Document

Exhibit T3A.1*	Articles of Continuance of Compton Petroleum Finance Corporation

Exhibit T3A.2	Articles of Incorporation of Compton Petroleum Corporation (incorporated herein by reference from Exhibit 3.1 to Compton Petroleum Corporation’s Form F-4 filed with the SEC on July 16, 2002)

Exhibit T3A.3*	Articles of Incorporation of Compton Petroleum Holdings Corporation

Exhibit T3A.4	Articles of Incorporation of Hornet Energy Ltd. (incorporated herein by reference from Exhibit 3.2 to Compton Petroleum Corporation’s Form F-4 filed with the SEC on July 16, 2002)

Exhibit T3A.5	Declaration of Partnership of Compton Petroleum (incorporated herein by reference from Exhibit 3.5 to Compton Petroleum Corporation’s Form F-4 filed with the SEC on July 16, 2002)

Exhibit T3B.1*	By-law No. 1 of Compton Petroleum Finance Corporation

Exhibit T3B.2*	By-laws of Compton Petroleum Corporation

Exhibit T3B.3*	By-law No. 1 of Compton Petroleum Holdings Corporation

Exhibit T3B.4	By-laws of Hornet Energy Ltd. (incorporated herein by reference from Exhibit 3.7 to Compton Petroleum Corporation’s Form F-4 filed with the SEC on July 16, 2002)

Exhibit T3B.5	Agreement of General Partnership of Compton Petroleum (Partnership), dated as of January 31, 2001, between Compton Petroleum Corporation of the first part and 867791 Alberta Ltd. of the second part, as amended by the Amending Agreement, dated as of July 11, 2001, between Compton Petroleum Corporation and 867791 Alberta Ltd. and the Second Amending Agreement, dated as of July 16, 2001, between Compton Petroleum Corporation, 867791 Alberta Ltd. and Hornet Energy Ltd. (incorporated herein by reference from Exhibit 3.10 to Compton Petroleum Corporation’s Form F-4 filed with the SEC on July 16, 2002)

Exhibit T3B.6*	Third Amending Agreement to Agreement of General Partnership of Compton Petroleum (Partnership), dated as of November 1, 2004, between Compton Petroleum Corporation and Hornet Energy Ltd.

Exhibit T3C**	Form of Indenture among Compton Petroleum Corporation, as Parent Guarantor, Compton Petroleum Finance Corporation, as Issuer, each of the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee

Exhibit T3D**	Final Order of the Court of Queen’s Bench for the Province of Alberta

Exhibit T3E.1	Notice of Meeting, Circular, Form of Proxy and Form of Election for Noteholders, dated July 23, 2010, and the amended interim order, dated July 20, 2010 (incorporated herein by reference from Exhibit 99.1 to Compton Petroleum Corporation’s Form 6-K filed with the SEC on July 27, 2010)

Exhibit T3E.2	Amended and Restated Arrangement Agreement, dated as of September 7, 2010, between Compton Petroleum Corporation and Compton Petroleum Finance Corporation (incorporated herein by reference from Exhibit 99.1 to Compton Petroleum Corporation’s Form 6-K filed with the SEC on September 10, 2010)

Exhibit T3E.3	Press Release, dated September 14, 2010 (incorporated herein by reference from Exhibit 99.1 to Compton Petroleum Corporation’s Form 6-K filed with the SEC on September 15, 2010)

Exhibit T3E.4	Press Release, dated September 17, 2010 (incorporated herein by reference from Exhibit 99.1 to Compton Petroleum Corporation’s Form 6-K filed with the SEC on September 17, 2010)

Exhibit T3F*	TIA Cross Reference Sheet (included in Exhibit T3C immediately following the cover page thereof)

Exhibit 25.1**	Statement of eligibility and qualification on Form T-1 of The Bank of Nova Scotia Trust Company of New York, as Trustee under the Indenture to be qualified

*	Previously filed with the Applicants’ application for qualification on Form T-3 filed with the SEC on August 30, 2010.
**	Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, corporations or partnerships, as applicable, each organized and existing under the laws of Province of Alberta, have duly caused this amendment to the application for qualification on Form T-3 to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the City of Calgary, in the Province of Alberta, on the 8th day of October, 2010.

(SEAL)			COMPTON PETROLEUM FINANCE CORPORATION

Attest:	/s/ Kyle Banbury	By:	/s/ Tim S. Granger
	Name: Kyle Banbury		Name: Tim S. Granger
Title: President and Chief Executive Officer

(SEAL)			COMPTON PETROLEUM CORPORATION

Attest:	/s/ Kyle Banbury	By:	/s/ Tim S. Granger
	Name: Kyle Banbury		Name: Tim S. Granger
Title: President and Chief Executive Officer

(SEAL)			COMPTON PETROLEUM HOLDINGS CORPORATION

Attest:	/s/ Kyle Banbury	By:	/s/ Tim S. Granger
	Name: Kyle Banbury		Name: Tim S. Granger
Title: President and Chief Executive Officer

(SEAL)			HORNET ENERGY LTD.

Attest:	/s/ Kyle Banbury	By:	/s/ Tim S. Granger
	Name: Kyle Banbury		Name: Tim S. Granger
Title: President and Chief Executive Officer

COMPTON PETROLEUM
(SEAL)		By:	Compton Petroleum Corporation (its managing partner)

Attest:	/s/ Kyle Banbury	By:	/s/ Tim S. Granger
	Name: Kyle Banbury		Name: Tim S. Granger
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

Exhibit T3A.1*	Articles of Continuance of Compton Petroleum Finance Corporation

Exhibit T3A.2	Articles of Incorporation of Compton Petroleum Corporation (incorporated herein by reference from Exhibit 3.1 to Compton Petroleum Corporation’s Form F-4 filed with the SEC on July 16, 2002

Exhibit T3A.3*	Articles of Incorporation of Compton Petroleum Holdings Corporation

Exhibit T3A.4	Articles of Incorporation of Hornet Energy Ltd. (incorporated herein by reference from Exhibit 3.2 to Compton Petroleum Corporation’s Form F-4 filed with the SEC on July 16, 2002)

Exhibit T3A.5	Declaration of Partnership of Compton Petroleum (incorporated herein by reference from Exhibit 3.5 to Compton Petroleum Corporation’s Form F-4 filed with the SEC on July 16, 2002)

Exhibit T3B.1*	By-law No. 1 of Compton Petroleum Finance Corporation

Exhibit T3B.2*	By-laws of Compton Petroleum Corporation

Exhibit T3B.3*	By-law No. 1 of Compton Petroleum Holdings Corporation

Exhibit T3B.4	By-laws of Hornet Energy Ltd. (incorporated herein by reference from Exhibit 3.7 to Compton Petroleum Corporation’s Form F-4 filed with the SEC on July 16, 2002)

Exhibit T3B.5	Agreement of General Partnership of Compton Petroleum (Partnership), dated as of January 31, 2001, between Compton Petroleum Corporation of the first part and 867791 Alberta Ltd. of the second part, as amended by the Amending Agreement, dated as of July 11, 2001, between Compton Petroleum Corporation and 867791 Alberta Ltd. and the Second Amending Agreement, dated as of July 16, 2001, between Compton Petroleum Corporation, 867791 Alberta Ltd. and Hornet Energy Ltd. (incorporated herein by reference from Exhibit 3.10 to Compton Petroleum Corporation’s Form F-4 filed with the SEC on July 16, 2002)

Exhibit T3B.6*	Third Amending Agreement to Agreement of General Partnership of Compton Petroleum (Partnership), dated as of November 1, 2004, between Compton Petroleum Corporation and Hornet Energy Ltd.

Exhibit T3C**	Form of Indenture among Compton Petroleum Corporation, as Parent Guarantor, Compton Petroleum Finance Corporation, as Issuer, each of the Subsidiary Guarantors named therein and The Bank of Nova Scotia Trust Company of New York, as Trustee

Exhibit T3D**	Final Order of the Court of Queen’s Bench for the Province of Alberta

Exhibit T3E.1	Notice of Meeting, Circular, Form of Proxy and Form of Election for Noteholders, dated July 23, 2010, and the amended interim order, dated July 20, 2010 (incorporated herein by reference from Exhibit 99.1 Compton Petroleum Corporation’s Form 6-K filed with the SEC on July 27, 2010)

Exhibit T3E.2	Amended and Restated Arrangement Agreement, dated as of September 7, 2010, between Compton Petroleum Corporation and Compton Petroleum Finance Corporation (incorporated herein by reference from Exhibit 99.1 to Compton Petroleum Corporation’s Form 6-K filed with the SEC on September 10, 2010)

Exhibit T3E.3	Press Release, dated September 14, 2010 (incorporated herein by reference from Exhibit 99.1 to Compton Petroleum Corporation’s Form 6-K filed with the SEC on September 15, 2010)

Exhibit T3E.4	Press Release, dated September 17, 2010 (incorporated herein by reference from Exhibit 99.1 to Compton Petroleum Corporation’s Form 6-K filed with the SEC on September 17, 2010)

Exhibit T3F*	TIA Cross Reference Sheet (included in Exhibit T3C immediately following the cover page thereof)

Exhibit 25.1**	Statement of eligibility and qualification on Form T-1 of The Bank of Nova Scotia Trust Company of New York, as Trustee under the Indenture to be qualified

*	Previously filed with the Applicants’ application for qualification on Form T-3 filed with the SEC on August 30, 2010.
**	Filed herewith